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                      November 17, 2020

       David Leeb
       Chief Legal Officer & Corporate Secretary
       Box, Inc.
       900 Jefferson Ave.
       Redwood City, California 94063

                                                        Re: Box, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2020
                                                            File No. 001-36805

       Dear Mr. Leeb:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology